

August 10, 2010

*Via U.S. Mail and Facsimile*

Robert L. Johnson
President and Chief Executive Officer
Charter Financial Corporation
1233 O.G. Skinner Drive
West Point, GA 31833

>      **Re:    Charter Financial Corporation**
>             **Amendment No. 1 to Registration Statement on Form S-1**
>             **Filed August 6, 2010**
>             **File No. 333-167634**

Dear Mr. Johnson:

We have reviewed your registration statement and your response letter dated July 26, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed August 6, 2010

General

1. Please refer to comments 2 and 3 in our letter dated July 15, 2010. It is our understanding based on our discussions with Bob Pomerenk, Eric Luse, John Gorman and Michael Brown of Luse, Gorman, Pomerenk & Schick, P.C. that

the pricing structure of the offering will be revised.  In this regard, it is our understanding that you will establish a price per share that is subject to downward adjustment but not upward adjustment.  Please revise the marketing materials in Exhibit 99.3—and any other materials that may be used—to reflect the revised pricing structure.  Please also confirm that any marketing materials used, including the stock order form, will be filed as free-writing prospectuses.  Please note that we may have additional comments after reviewing your next pre-effective amendment in which the new pricing structure is disclosed.

Prospectus Cover Page

2. Please revise the prospectus cover page and add a risk factor to disclose that investors may be required to purchase the securities to be offered in the incremental offering at a price that exceeds the OTC Bulletin Board price. Alternatively, disclose, if true, that investors will not be required to purchase the securities at a price that exceeds the OTC Bulletin Board price.

Summary, page 1

Purchases by Officers and Directors, page 9

3. Please revise here and on page 141 to clarify, if true, that officers and directors are not obligated to purchase shares in the offering.

Risk Factors, page 16

The United States economy remains weak …, page 16

4. We note your response to comment 12 in our letter dated July 15, 2010.  We note instances in which non-covered amounts are disclosed and corresponding covered amounts are not disclosed.  For example, under the heading "If the allowance for loan losses …" on page 18, you disclose the percentage of the allowance for loan losses to total non-covered loans and non-covered non-performing loans.  Please revise throughout the document to disclose corresponding covered amounts where, as here, non-covered amounts are disclosed.

<u>If the allowance for loan losses …, page 18</u>

5.  Please refer to comment 15 in our letter dated July 15, 2010.  We note that you updated allowance for loan loss information as of June 30, 2010.  However, total non-performing asset information as of June 30, 2010 was not included.  Therefore, we reissue the comment.  Alternatively, tell us why you believe this information would not be helpful to investors.

<u>Market for Our Common Stock, page 45</u>

6.  Please revise to clarify that the over-the-counter market quotations disclosed reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.  Refer to Item 201(a)(iii) of Regulation S-K.

<u>Management, page 115</u>

<u>Cash Compensation, page 122</u>

7.  We note your response to comment 16 in our letter dated July 15, 2010.  Benchmarking generally entails using compensation data about other companies as a reference point on which—either wholly or in part—to base, justify or provide a framework for a compensation decision.  Refer to Regulation S-K Compliance & Disclosure Interpretation 118.05.  Your disclosure on page 122 makes it appear that compensation data from Hay Group was evaluated in setting compensation in 2009.  Although you may not have conducted a comprehensive review, to the extent Hay Group data was used—either wholly or in part—to base, justify or provide a framework for a compensation decision, please disclose the component companies of the peer group evaluated.  If Hay Group data, or other peer group data, was not evaluated in setting compensation for 2009, please revise the disclosure to so clarify.

<u>Cash Incentive Awards, page 124</u>

8.  We note your response to comment 17 in our letter dated July 15, 2010.  It appears based on the disclosure in the document that the compensation committee may have established performance targets in addition to the pre-tax income target.  Please either disclose the other performance targets or

confirm that no additional performance targets were established with respect to 2009 compensation.

Transactions With Certain Related Persons, page 138

9.  We note your response to comment 19 in our letter date July 15, 2010.  We are unable to concur in your view that Instruction 4.c. to Item 404(a) of Regulation S-K applies to loans made to related persons where the origination fee is discounted.  Accordingly, we reissue the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,


Michael R. Clampitt
Senior Attorney


cc:     Eric Luse, Esq.
        Robert B. Pomerenk, Esq.
            *Luse Gorman Pomerenk & Schick, P.C.*